United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 12, 2004

Hercules Incorporated
(Exact name of registrant as specified in its charter)

Delaware	001-00496	51-0023450
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

Hercules Plaza
1313 North Market Street
Wilmington, Delaware 19894-0001
(Address of principal executive offices) (Zip Code)

(302) 594-5000
(Registrant's telephone number, including area code)

Item 5. OTHER EVENTS AND REGULATION FD DISCLOSURE

Submission of Matters to a Vote of Security Holders

Below is a summary of the final voting results from the Company's Annual Meeting of Shareholders that was held on May 12, 2004. The number of votes cast with respect to each matter is as indicated. A quorum of 100,936,476, or 90.49% of the 111,541,536 outstanding voting shares as of the March 22, 2004 record date, were present in person or by proxy at the annual meeting.

1.   Election of Directors

Three of our eight directors had terms expiring in 2004 and stood for re-election this year. Craig A. Rogerson, John C. Hunter, III and Robert D. Kennedy were re-elected to the Hercules Board of Directors.

Directors were elected to serve for three-year terms and until their successors are elected and qualified, or their earlier death, resignation or removal.

Name	For	Withheld Authority
John C. Hunter, III	89,736,431	11,200,045
Robert D. Kennedy	93,256,532	7,679,944
Craig A. Rogerson	97,013,297	3,923,179

Directors continuing in office after the meeting were: Patrick Duff, Thomas P. Gerrity, Jeffrey M. Lipton, John K. Wulff and Joe B. Wyatt.

2.   Approval of amendments to the Hercules By-laws to allow directors to be elected by plurality of the Hercules common shares voted. Approval of the amendments to the By-laws required the affirmative vote of the holders of at least 80% of the voting power of all the shares of Hercules entitled to vote generally in the election of directors, voting together as a single class.

For	Against	Abstain	Broker Non-Votes
77,149,995	11,656,530	458,014	11,671,937

The proposed amendments failed to achieve the number of votes required for approval.

3.   Ratification of the Appointment of PricewaterhouseCoopers LLP as Independent Public Accountants for 2004, which proposal received more than a majority of the votes necessary for ratification.

For	Against	Abstain
94,485,513	5,793,323	657,640

4.   Approval of amendments to the Hercules By-laws and Restated Certificate of Incorporation to reinstate the rights of the shareholders to take action by written consent and to call special meetings. Approval of the amendments to the By-laws and the Restated Certificate of Incorporation required the affirmative vote of the holders of at least 80% of the voting power of all the shares of Hercules entitled to vote generally in the election of directors, voting together as a single class.

For	Against	Abstain	Broker Non-Votes
85,929,157	2,558,630	776,752	11,671,937

The proposed amendments failed to achieve the number of votes required for approval.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

June 23, 2004

By: **HERCULES INCORPORATED**

/s/ Israel J. Floyd

Israel J. Floyd
Corporate Secretary and General Counsel